FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 30, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 30, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results from continued drilling on its 100% owned Diamante-Los Patos property located in the Provinces of Salta and Catamarca, Argentina.

Item 5.	Full Description of Material Change

The Issuer provides results from continued drilling on its 100% owned Diamante-Los Patos property (“DLP”) located in the Provinces of Salta and Catamarca, northwest Argentina.

Bingo Zone Drill Results

Eight out of nine holes completed to date at the Bingo zone have intersected significant uranium mineralization over an area 200 metres by 200 metres and to depths of up to 75 metres.  Mineralization remains open and drilling continues to expand this potentially bulk mineable uranium target.  For detailed information about the Bingo zone, please see NR07-08.  Drill maps and drill sections are being updated and will soon be available on the Issuer’s webpage.

A second drill rig is being mobilized to the property to follow up on the significant success of the initial drilling and will begin focusing on the Alfredo, Diamante and Los Patos zones.  The first drill will remain focused on the Bingo zone and testing for potential deep, high-grade ‘feeder-zone’ mineralization.

Table 1:  Bingo Zone Drill Intersections

Hole No.	From (metres)	To (metres)	Interval (metres)	lbs/ton U3O8	Uranium (%)
DLP-004	21	23	2	0.22	0.009
inc	25	28	3	0.24	0.010
DLP-005	20	50	30	0.20	0.009
inc	30	50	20	0.25	0.011
inc	31	35	4	0.55	0.023
DLP-006	No significant results
DLP-011	11	34	23	0.15	0.006
inc	14	17	3	0.25	0.010
and	26	34	8	0.26	0.011
DLP-012	24	75	51	0.25	0.011
inc	35	44	9	0.53	0.022
DLP-013	Results pending
Previously released intersections:
DLP-001	37	57	20	0.24	0.010
inc	45	49	4	0.55	0.023
DLP-002	2	51	49	0.35	0.015
inc	9	23	14	0.56	0.024
DLP-003	11	22	11	0.26	0.011
	47	55	8	0.30	0.013

Background - Diamante-Los Patos Property

The Diamante Los Patos property is located on the boundary between the Provinces of Salta and Catamarca in north-western Argentina, approximately 170 kilometres southwest of the city of Salta.  The property is interpreted to potentially host near-surface bulk tonnage uranium mineralization in both volcanic-hosted uranium deposits, similar to those at Streltsovka, Russia, as well as in calcrete-types of uranium deposits such as the Trekkopje and Langer Heinrich deposits located in Namibia.  The exploration target at DLP is a low-grade, bulk-tonnage, on-surface deposit which the Issuer anticipates might be amenable to inexpensive open pit mining methods.

New Property Acquisitions

Ongoing prospecting efforts by the Issuer have identified two new areas deemed prospective to host significant uranium mineralization.  Exploration concessions (‘cateos’) were applied for, and have been granted, for the following properties:

Pampa Coria Property

The Pampa Coria property is located in Salta, approximately 175 kilometres northwest of the DLP property.  Initial prospecting identified large areas of anomalous radioactivity and secondary copper mineralization and the area is therefore thought by the Issuer to have potential for both bulk mineable uranium mineralization and significant porphyry copper mineralization, such as that recently discovered on the Rio Grande property (Mansfield Minerals/Antares Minerals) located approximately 80 kilometres to the south.  The 100% owned property is comprised of 3 cateos totalling 27,911 hectares.

Viento Property

The Viento property is located in Catamarca approximately 100 kilometres south-southwest of the DLP property.  Initial prospecting identified large areas of anomalous radioactivity, similar to the initial discoveries on the DLP property, which are interpreted by the Issuer to host potentially bulk mineable, calcrete-type uranium mineralization.  The property is comprised of 2 cateos (totalling 6,869 hectares) owned 100% by the Issuer.

The Issuer’s field crews are being mobilised to carry out detailed geological mapping, prospecting and sampling on both properties over the coming weeks.

The information which led to the staking of each of the Pampa Coria and Viento properties was provided by two individual prospectors under the terms of an agreement between Wealth and such individuals dated March 12, 2006 (as amended August 12, 2006).  In accordance with the terms of such agreement, the Issuer, having elected to proceed with the acquisitions of such properties, is required to issue 50,000 common shares to each of the prospectors (25,000 per property), subject to the acceptance for filing of such issuance by the TSXV.

Qualified Person & QA/QC Controls

R. Scott Heffernan, M.Sc., P.Geol., the Issuer’s Vice-President, Exploration, and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Dawson is not independent of the Issuer by virtue of being a shareholder and the holder of stock options.

The Issuer’s work programs are supervised by Scott Heffernan, P.Geol., the Issuer’s Vice-President, Exploration, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to Alex Stewart Assayers (ASA) for analysis.  ASA’s quality system complies with the requirements for the International Standard ISO 9001:2000.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ASA for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Issuer, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Issuer’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Issuer’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.  This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

January 31, 2008